Exhibit 99.3

CORPORATEPARTICIPANTS

Stuart Landesberg, Co-Founder and Chief Executive Officer, Grove Collaborative

Evan Lovell, Chief Investment Officer, Virgin Group

Phil Moon, Co-Chief Financial Officer, Grove Collaborative

PRESENTATION

Stuart Landesberg

Hi, everyone. I’m Stu Landesberg, Co-Founder and CEO of Grove Collaborative. I’m excited to have you all with me today to share a little bit about the Company, the transaction that we are embarking on with our partners at Virgin, and what makes our mission to make the CPG industry a positive force for human and environmental health so important, our business so unique, and the opportunity for all stakeholders - environment, community, and, yes, shareholders - so powerful over the next several decades. I’m really excited to talk a little bit about where we came from and where we’re going.

With me today, I have Evan Lovell, the Chief Investment Officer of Virgin Group, our new partner, and Phil Moon, who runs the Finance Team here at Grove.

With that, I’ll pass it to Evan to start us off.

Evan Lovell

Thanks very much, Stu.

I’d like to start by spending a couple of minutes highlighting our investment thesis for everyone.

When we raised the capital for our SPACs, both this one and our first, which successfully merged with 23andMe, about six months ago, we told investors we would be singularly focused on sourcing companies that had hundreds of millions of revenue, would be leaders in their field, would be growing rapidly, that would have a strong margin structure, so they’d be in a position to produce positive free cash flow in the near term, and we wanted to make sure that they had a strong and purpose-driven Management Team. As many of you know, we’re a purpose-driven investment organization and it was critical we find a team that shared the same vision for the business that they were running. In Grove, we found a company that possesses all of these attributes, and that’s why we’re so thrilled to be partnering with the team today to help them go public.

When we did our due diligence, we anchored around six key points of our investment thesis.

•	The first is there’s a massive shift in consumer sentiment towards purchasing sustainable and natural products. Grove is a pure-play way for investors to get involved in this secular shift.

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•	The second is this is a scale opportunity. Grove is a significant business with almost $400 million of revenue. That’s a small fraction of the $180 billion addressable market for home and personal care that they operate in, and you’ll see why we think there’s significant growth beyond what they have done historically.

•	The third point is the business has been growing very quickly, and they have a lot of growth in front of them. As you know, we manage our own brands and we’re very customer-centric. One of the things we spend the most amount of time on in evaluating investments is how a brand relates to its customers, and we believe Grove is very unique in the CPG space. This is a business that has an intimate, direct relationship with its customers, it drives impressive levels of band engagement. This is the leading brand in its category and there’s strong repeat purchase behavior and very good retention. We think that this bodes exceptionally well for growth going forward for the Company.

•	Fourth, this is a business that structurally has very strong gross margins, 50%, which should expand by several hundred basis points in the medium term, and that positions it very nicely for significant free cash flow generation.

•	One of the areas that we spent a lot of time on in due diligence was the opportunity to grow into retail. This is really exciting, because if you look at this category today, over 90% of the purchases still occur in the retail channel, and Grove has only just entered that channel. Their partnership with Target and their performance over the last six months in the channel have been strong validation for this part of the thesis. We think this will lead to very significant growth going forward for the business in this segment.

•	Then, finally, I would say this is a fantastically well-rounded and world-class professional Management Team, with all of the key attributes that you would want to see, from CPG experience to technology experience, ESG-orientation and retail strategy, all represented here.

We believe that this is a unique investment opportunity and we’re really excited to present it to you. So, with that, I’d like to turn it over to Stu and let him take you through the rest of the story. Stu?

Stuart Landesberg

Thank you, Evan.

I just want to start by saying the partnership with Virgin has been exactly what we were looking for. When we first considered taking the Company public, I took the lens of what would be the path that would best cement Grove as the natural winner in the most important transition that our giant category may ever see, and I believe that finding a partner that not only shared our deep commitment to values-driven business, but also that could help grow our awareness and credibility in the eyes of key stakeholder groups among consumers, institutional and retail investors, and also key partners in the trade. And we found that in spades with Virgin. This is exactly the type of partnership that led us down this SPAC path and we truly believe that our organizations together can be the kind of partnership where one plus one equals three, and where Virgin’s partnership will enhance the level of success that we’re able to achieve at Grove over the coming years.

With that, I’ll transition a little bit into how we got started at Grove. And the Grove story really does start, like so many great founder stories, long before the first day of incorporation in 2012.

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I grew up in a family that was a bit, I’ll say, ahead of its time when it came to sustainability. I distinctly remember turning the compost bin as a chore as a child, and I was probably 15 before I realized paper towels came in any color other than brown. As a sixth-grader, I had to write a story, a paper about what I wanted to do when I grew up. I was precocious then and wanted to be the CEO of the largest company in the world. The largest company in the world as identified by an 11-year-old Stu was Seventh Generation. So, I’ve always had a deep connection to this category and believed that sustainability could become the default option.

I started my professional career in investing in and around a firm called TPG Capital in San Francisco, California. And there I was lucky enough to cover a combination of consumer retail and Internet. And I saw firsthand the opportunity, and the space that Grove was to grow into, in that the vast majority of consumers prefer conscientious product - over 70% will self-identify as preferring conscientious product - but natural brands have less than 5% share in many home and personal care categories. At the same time, I saw the Internet as a way to connect the majority of consumers to products that he or she or they did not necessarily have access to in their local store. So, I started Grove quite humbly in 2012, with the idea of connecting consumers to better products, helping the environment in the process.

But, what we’ve found as we’ve grown the business is that our core vision needs to be bigger. That we can use the position and the unique business model that we have speaking directly to consumers, to leverage a set of data that is distinct and better than any company in our space has ever had, to build innovation and create brands that can transform the category, that has a mixed track record on human health and a terrible track record on environmental health, to be one that is a positive force for both human and environmental health.

Our business model today is to create and curate high-performance, planet-first products that drive our category to be a positive force. And the reason this has to happen is that the impact our category has on the world is literally unsustainable. The amount of greenhouse gas emissions and the amount of plastic waste that our industry is responsible for literally cannot continue and so a shift must happen. And Grove’s business model is a scale alternative to the high-polluting business models that exist today, that will be embraced over time, and we believe we can take this business model truly to the mainstream.

While you will hear me talk a lot in this presentation like a bleeding-heart—and I admit, I am someone who cares deeply about the health and wellbeing of our planet for future generations—I was raised in the school of EBITDA and free cash flow and I absolutely play to win. And our Company culture does blend true, deep passion for the environment and human health with an understanding that to reach true scale we also have to do well by doing good.

You can see over the last almost decade that the Company has a history of not just growing revenue quickly, but investing in things that grow the quality of revenue, as demonstrated by the increase in gross margin over time that has accompanied our increasing revenue. This is due to a virtuous flywheel. As the business gets larger, our data improves and our resourcing improves, which allows us to invest in better quality innovations that are more sustainable, that drive top line growth, and that also come at higher margins. So, as our innovations take root, they not just fuel an increase in top line, but they also fuel an increase in gross margin percentage. And this has been true consistently over time and we expect it to continue, even despite the well-publicized cost inflation that folks are seeing throughout the supply chain.

But, first, before we get deep into it, I want to ground us in exactly what the Grove brand is.

The business started with 100% third-party product, but today the vast majority of the business is first- party brand, the lion’s share of which is our crown jewel asset of Grove Co., the leading brand in zero- waste and natural home. You can see here an assortment of our products. This brand is majority zero- plastic already, has over 400 SKUs with an attractive margin profile, and is well loved by consumers, both

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at grove.com and in our offline partners. We believe the core principles that built the Grove Co. brand, sustainability, efficacy, which we’ll talk more about in a minute, and consumer-centricity, which is a mix of design and price, will build multiple billion-dollar brands over time. As such, we have a portfolio of incubator brands that you can think of as option value. We believe some of those brands will hit over time, as the design and sustainability principles that built Grove Co., we think will transform multiple categories over time.

But, Grove Co. is the clear market leader and the clear heir apparent in natural CPG. You can see we have leading market share in direct-to-consumer and natural HPC. We have dominant position in many of the most important zero-waste categories, including refillable chassis. Zero-waste will likely include chassis refill models and we have over 5 million reusable chassis in consumer homes, and we have over 300 SKUs without single-use plastic today.

When you look at the metrics that back this up, they bespeak a company and a brand that is leading its industry, as you would expect; nearly $400 million in revenue, with strong gross margins, above industry average trailing and forward growth, the largest direct-to-consumer community in our space, the vast majority of whom are buying through auto-ship, and a chain-wide launch in Target in the U.S. last year that was number one in our categories of hand, dish and cleaning.

But, any success we’ve had—and I admit to being proud of the business that we’ve built and excited about the future—any success we’ve had has been because of the team that we’ve been able to assemble. My approach to building the team has always been to mix entrepreneurs—I’m lucky to have my two co-founders still with me today leading the business—with folks who bring real and credible industry experience to various functions.

I’ll call out just a couple of folks. Delida Costin, our Chief People and Legal Officer, who is the General Counsel who took Pandora public; Andy Rendich, our Chief Operating Officer, the long-time COO of Netflix, when they were in the physical products business; Jennie Perry, our most recent hire, our Chief Marketing Officer, who started her career in brand management, but most recently was the Chief Marketing Officer for Amazon Prime and Amazon North America.

If I put the top 50 folks from Grove on this page, you would see that our team doesn’t reflect the size of our Company today, but the size of our ambition to be one of the most important companies in the world in the coming decades. We’ve been lucky to attract the human capital to accelerate our path to making our vision a reality.

So, I’ll move quickly into the market here. I trust that most of you all understand what’s going on here – that this is a massive market, number one, and, number two, that change is inevitable. And perhaps number three, is that Grove is able to catalyze that change not just with the groups traditionally assumed to be early adopters, but to drive change at the mass market level. Market share for natural products is still quite early, but the vast majority, nearly two-thirds, of the consumers who shop natural just started in the last two years. And you can see the consumer preference implies that that will continue.

When you look at what it takes to win with this next generation of consumers, we think it comes down to four things, two on this page, two on the next.

The first is plant-based ingredients. And this is a really a shift from petroleum-based and synthetic ingredients to plant-derived formulas. And we, of course, have many certifications to back this up, but none of the plant-derived formulations matter unless they work. We think it’s a bit of a cheap trick to drive trial with a product that doesn’t work – and what really matters is to overdeliver for the consumer on efficacy, so that we can build lifetime relationships. And it has not always been true in natural products,

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that efficacy stood up to consumer demand. But at Grove, we hold our product to the efficacy standards of best in the industry - conventional or natural – or we do not launch.

You can see here that there’s a graph showing how Grove stands up to conventional and natural competitors, and Grove’s products, in this case dishwasher packs, outperforms the competition. This is one of the things that allows us to create such high lifetime value and such truly lifetime customers - it’s not just about strong formulations, but strong formulations that really work. And we combine that with best-in-class expertise in zero-waste packaging, zero-plastic products, sustainable formats that enable new business models, like tree-free paper, and a set of supply chain and ESG corporate practices that match the aspirations of our vision.

So, when you combine all of this, you get a company with a set of capabilities and a culture that matches up to what the most discerning consumers are looking for. And the reason that matters is not just because we should all care about whether or not businesses are doing our part to ensure the planet continues to be habitable for future generations, but because that’s where all the growth is. Our projections imply above category growth into the long term.

The reason we believe that to be possible is that Grove has exposure in a concentrated fashion to the two highest growth areas in home and personal care: the shift to clean and natural products, and the shift to e-commerce. But, the thing that drives the biggest upside here is our exposure to the most important issue in our category, which is single-use plastic. An incredible 84% of U.S. consumers believe we need to take action on single-use plastic packaging. It’s hard to get 84% of the U.S. to agree that the sky is blue.

This is a problem unique both because of its impact on the climate, on our water systems, and also because of its ubiquity. Nearly every home in the world is using single-use forever garbage for temporary problems. And Grove is the clear market leader in solving the plastic problem – we have the largest assortment, and we lead in efficacy, sustainability, market share, margin, consumer adoption and awareness. This is ours to lose in an amazing transition in a massive category and we have pole position to be the dominant brand. And why that matters is that the biggest problems in society often correlate with the biggest market opportunities.

Yes, I understand it is a bit cliché to have a SPAC and have the Tesla logo in your deck. Anyone who is watching this, I deserve a little bit of ridicule for it. But the point remains important – there are many ways to play that transition away from industrial and animal agriculture. There are many ways to play the inevitable decarbonization of our energy and transportation economies. But, there are very few ways to play the inevitable shift away from plastic across a sector that has nearly $1 trillion of global revenue in home and personal care, and that is what makes this opportunity so unique.

The biggest players in our space do not have a track record of innovation. They do have a track record of M&A. But, because they do not have a track record of innovation, when you look at the nearly $700 billion of market cap in our space, we view the next 20 years as an incredible moment where much of that will be up for grabs – as the products that consumers buy need to transition from their current unsustainable packaging and formulas, that do not prioritize human and environmental health, to natural formulas and sustainable packaging. And it is our ambition to capture as much of the market share and market cap as possible in the next 20 years.

If you look at how that’s happening, we see resonance across different swaths of the media, from the folks who you would expect to cover us, into consumer media. And when you look at who is buying the Grove product, the answer is everyone. When you survey Grove consumers and say, “Where did you shop for this category before Grove?” the answers, in order, are Walmart, Target, Sam’s Club, Kroger and Costco. This is the mass market American consumer.

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You can look here, and the colors on the slide, the darker the state, the higher the penetration. And you can see that this is not a map of who voted for who in the last presidential election. It’s not a map of income levels, demographics, urban, suburban. It’s not a population map. This is a map that shows our brand winning across the U.S.

Let’s look at our top 10 zip codes. I would expect to see San Francisco, Boston, Chicago on there, absolutely. What about Chattanooga, Tennessee or Elmore County, Idaho, with less than 30,000 people in our top 10 zip codes? This is a brand that wins everywhere. When we launched in Target and we looked at our top 20 Targets, they’re equally spread across the country. We don’t just see markets like Brooklyn outperforming. We also see a number of cities with fewer than 200,000 residents in our top 20 Targets by gross sales—not indexed, gross sales. We don’t just see Chicago, Brooklyn, Portland, Maine, but we also see Duluth, Minnesota, Northgate, Washington, Springfield, Missouri.

This is a brand that wins across the whole consumer spectrum, and that is what makes the opportunity here so big. This is a brand that can take sustainability and build a big tent around it, such that the opportunity in front of us is not niche, but it’s truly to change the behavior of the mass market consumer.

Worth calling out, especially, this year, is that we’ve built the logistics and fulfillment infrastructure to directly serve this consumer, which has proven to be a significant competitive advantage, and significant advantage in consumer experience, particularly over this last year.

I’ll pivot quickly now to talk about innovation. We think innovation is our outgrowth algorithm. If you take two things away from this session, they should be number one, innovation will have a bigger impact on market share shifts in our category than ever before over the next 20 years. And, two, our direct-to- consumer business model gives us a unique approach to innovation that allows us to have more shots on goal – more innovation, a faster iteration cycle – more shots on goal than any company in our space, and better informed shots on goal – better data-driven innovations than any company in our space. And that advantage in innovation is a durable competitive advantage in an industry going through a moment of rapid transition.

Grove was really built to be a company that could leverage a data advantage to win this moment of transformation. And the way that data advantage plays out in practice is fairly simple. The direct-to- consumer business gives us superior access to customer data and preferences. Our own captive e- commerce platform allows us to launch product effectively, instantly, when its ready – and to innovate and iterate at speeds impossible through third-party distribution. And as a result, we not only launch more product, but we launch faster and iterate more quickly, giving us better data and more opportunities to create innovation that resonates with the consumer – along new lines of sustainability, product efficacy and higher quality ingredients. And increasingly, we’re able to take the winning innovations that come out of our direct-to-consumer ecosystem and scale them up at retail, where the vast majority of consumers in our category still shop.

To double-down for a second on our innovation, this is a backwards-looking slide showing how we’ve transitioned the business based on innovation over time. You can see on the left that we have a track record of putting out an incredible amount of new product, and doing it extremely quickly. The result of that rapid innovation has been that while third-party brands on our platform have grown quickly, first-party brands, where we’re able to see significantly faster iteration speed and significantly more product launches, have taken share massively over the last four years. And every time we shift market share from third-party to first-party, we see huge margin accretion.

It's worth saying explicitly that the third-party brands that we partner with have been, and will continue to be, an important part of the Grove consumer offering. We are excited to continue deep partnerships with

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all of these brands to pursue their path to zero-plastic and to more sustainable product offerings. Our vision is not just to grow our own brand, but really to grow the category. So, we are hopeful that the trends that have pushed our own success will pull others, and we look forward to continued strong partnerships with our third-party brand partners over time.

With that said, the overall business model is actually quite simple. We leverage the unique set of insights that come out of our direct-to-consumer platform to understand what are the products that are zero-plastic that consumers want; what does the next generation of everything from laundry detergent to glass cleaner to shampoo look like. And when we feel like we have good consensus, good conviction on what that consumer wants, we will take that and scale that up through an omnichannel business model. Over 90% of consumers in the home care category do not shop vertical e-commerce, where our business is built today. The opportunity in brick-and-mortar is far more than 10x the opportunity in direct-to-consumer commerce in our category, and we are just scratching the surface here.

We’ve built the leading brand in our space – doing approximately $400 million of revenue, leading in zero- plastic and zero-waste, leading in terms of sustainable assortment, consumer love, awareness, market share – and we’ve done it in a channel shopped by the vast minority of consumers. We’ve built this leading brand in a market that less than 10% of consumers use. Less than 10% of consumers purchase home care through vertical e-commerce platforms, like Grove. The opportunity to take this brand—truly, I believe the best in the world in leading the changes necessary in the home care market, in particular— and move it from a channel used by less than 10% to one shopped by 100%, that opportunity alone is 10x, and simple execution of bringing a beloved product to more consumers and more places.

Our execution here is no longer just a hypothesis. Our results in Target have been exceptional, exceeding both our and Target’s expectations, and setting us up well to deepen our partnership with Target next year and to grow our retail footprint for years to come. We already can point to significant distribution growth for next year and significant growth in the average units per store next year.

In addition to this, you can see that our brand, having only been in Target for less than six months, already leads across a number of key categories. Our shelf space is not yet industry-leading, but a lot of the metrics showing consumer adoption and consumer love for the Grove brand are already second to none – against both natural and conventional brands – setting us up well for expanded distribution and creating a massive opportunity for us over the next two to three decades as we grow distribution rapidly. This is one of the parts of the business that I am most excited for and one of the parts of the business where I believe the business feels today the strongest tailwinds for continued above-trend growth.

The next section talks a bit about our consumers, and if you only take two things away from this section, I want to be – number one, that this is a business that has a history of learning from our data and getting better every single year, and, number two, that we have a track record of exceptional consumer loyalty, with consumers choosing Grove and staying with Grove for life.

But, first, how do we reach our consumers? Grove has a fairly simple business model for driving the majority of our traffic: sell a high-quality consumable product and encourage consumers to use our auto- ship option for maximum convenience. When they run out of the product, they’re very likely to come back to the site organically because they have a recurring shipment, which allows us to access the majority of our traffic for free. And when we are doing outbound marketing, we have a mature and diversified mix. We’ve made particular effort over the last year in diversifying away from paid social, so that we are not overly exposed to any one channel. And today I’m pleased to say that our mix includes paid social, television, radio, podcasts, direct mail, and search, in proportions that set us up well for long-term growth.

This perhaps, though, is my favorite chart in the whole deck, because I think of this a little bit as customer love as mapped out in dollars. What this chart shows on the Y-axis is cumulative revenue per customer

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on a cohort basis, inclusive of the impacts of churn. On the X-axis, of course, is months since signup for a given cohort. The two things to take away are – number one, that each of these lines continue to slope upwards, none plateaus, every cohort continues to generate revenue and value for Grove. But perhaps more importantly, the slope of the line every single year increases. Every single year, we see higher revenue per customer than the last, even in 2021, comping over unprecedented demand in some of our categories. And when you zoom all the way out, you see that long-term retention is nearly asymptotic, indicative of consumers choosing to stay with Grove, and choosing to stay with Grove for life.

One of the wonderful things about the home care category in particular, is that while it is a little bit of an unsexy category, it is also a category where consumers really do make long-term decisions. Over the next several decades, most consumers will change the restaurants in which they eat, they’ll change the brands of clothing that they wear, they’ll change innumerable habits, but they may never change their brand of laundry detergent or dish soap. That is the type of purchase behavior from which we benefit, because we overdeliver in terms of customer experience and quality.

When you look under the covers one level more, revenue is flat, but margin is changing. You can see on the right here the overall mix has shifted from majority third-party to majority first-party products, and growing. And when you look on the left, you can see the reason that it is growing, is that every single year newer cohorts take a higher percentage of first-party Grove product, driving the overall mix of the business towards first-party and driving the overall margin of the business higher. What that means is that while over time revenue per cohort is roughly flat, contribution profit per cohort grows over time. So, we are likely to see more profit from the 2021 cohort in 2024 than we see in 2023, and likely more profit in 2025 than in 2024.

What that means is that when we invest our marketing capital, we think of it as buying annuities, buying streams of future free cash flows. And you can see, this slide shows our actual last three cohorts. The longer dated ones are not here because they’re all well above 100%. We’re seeing more than 50% contribution profit over CAC by cohort for the last three actual cohorts. And, again, the older ones are higher than that, creating strong free cash flow generation from our existing cohorts. When you couple that with the massive addressable opportunity in the retail market, far beyond what we’ve modeled today, we think that combination allows for strong, sustained, capital-efficient growth for many years.

So, with that, I’ll pass it to my friend and business partner, Phil Moon, to walk us through the financial section.

Phil Moon

Thanks, Stu.

Before we get into the financials, there are two things I hope you take away from this section. First, we have a long track record of not only growing revenue, but also increasing the quality of our revenue. And, second, our categories are large, we’re well positioned to take share, but haven’t fully reflected this in our forecast, leaving room for us to outperform.

I love starting with this slide. I think it makes really clear the flywheel in our business. When we add more revenue, we add more data, which drives more innovation, which drives higher margins. Now, working from left to right, we’ve grown revenue quickly, at a 54% CAGR, over the last three years – with stronger growth in 2020, and slightly slower growth in 2021, as we lapped COVID. And at the same time we’ve expanded gross margin by 15 points and contribution margin by nearly 40 points.

I want to highlight, in particular, two large drivers of gross margin expansion. First, our push into higher margin categories. We started in home care, expanded into personal care, and more recently into beauty,

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and with each of those moves, we shifted into higher AUR and higher margin categories. Secondly, within each of those categories, we’ve continued to innovate over time and increase the assortment of Grove- branded products, which of course have a higher margin profile, relative to third-party offerings.

This slide shows our strong unit economics and, more importantly, our ability to drive gains year after year. Revenue per order, which is maybe the best indication of the value we are delivering to customers, has increased from $37 to $56, and, notably, we’ve been able to increase this metric even in 2021, lapping over COVID. At the same time, we’ve been able to increasingly create trust with our consumers, driving high and increasing rates of auto-ship-recurring revenue, which now sits north of 80%. To the right, gross profit per order has more than doubled in the last three years. When combined with our high rates of auto-ship-recurring revenue, has created very stable cash generation.

Now, moving to expenses, this slide shows that we have managed costs as we have scaled. To the left, we’ve made large strides in more efficiently getting product into the hands of our customers. Even in 2021, we’ve been able to offset inflationary cost pressures in both labor and shipping with productivity gains at our fulfillment centers. The one place where we’ve continued to invest in is product development, which of course is the core of our success. Our investments here are above average for our industry and we plan to continue to invest here heavily. SG&A continues to show leverage as we’ve grown the scale of our business. This year shows a bump, which were the costs associated with public company readiness, but, over time, we expect this to continue to trend lower.

Now, looking ahead, we expect our revenues to continue to grow and for that growth to accelerate. You heard from Stu all the things that are driving revenue higher. The one thing I want to call out specifically is retail. Retail represents 3% of our revenue today and we expect that to climb to roughly 20% of our revenue in 2024. As you know, the vast majority of products in our categories are sold on a retail shelf, so there’s meaningful opportunity for us to outperform our retail projection.

This year has been a challenging one for our industry, with many of our categories down double-digits year-over-year, lapping a period of heavy consumer stock-up during COVID. While the absolute growth in our revenue have been more modest in 2021, we continue to far outpace industry growth, and we believe we are well positioned for a category rebound.

The next slide outlines the methodology that we’ve taken in putting together our forecast, which excludes multiple upside catalysts, where we’re spending time today. I won’t talk to each of these, but there’s few that are worth mentioning:

•	The first is international. The trends that we are seeing in consumer preferences are not unique to the U.S. These trends are even more advanced in many other parts of the world and we are working to meet that consumer demand.

•	The Amazon opportunity, which is the largest channel for many natural CPG brands, but one where we have not modeled meaningful revenue.

•	Lastly, the brand awareness synergy between our D2C and retail businesses, which we’ve already started to see the benefits of.

Now, moving on to our forecast to profitability, we expect margins to continue to expand. We’ve modeled in more modest gains than we have seen historically. We expect gross margin to reach the mid-50s by 2024, driven by continued increases in Grove brand penetration and the benefits of greater purchasing leverage. For Adjusted EBITDA, with the exception of COVID, we have a history of driving meaningful margin expansion and we expect to reach profitability by 2024.

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Now, moving on to our long-term expectations for our financial profile, we expect to be able to grow revenue greater than 20%, given the number of greenfield opportunities ahead of us and the continued benefit from changes in consumer preferences.

Our margin is one thing worth highlighting, is that this is not a category where we have to figure out how to make money. This is a category that has always had high margins, with category leaders having EBITDA margins in the mid-20s. We are already close to these category leaders in gross margin and expect to see other profitability metrics follow suit as we increase the scale of our business.

With that, I’ll pass the mic back over to Stu.

Stuart Landesberg

Thanks so much for that.

I want to conclude by saying how fortunate I feel to be a part of such an important brand at such an important moment of transformation in our society, when consumers are demanding from companies the types of product and impact that all corporations need to deliver – and I feel grateful to you all for placing your trust in us to go execute this vision with vigor.

Thank you very much, and I look forward to answering your questions over the coming months, years, quarters – on investor calls, at conferences – in any way I can. In the meantime you can sign up at grove.co – I hope you enjoy it.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com